11/3


06018301

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Marine Services

*CURRENT ADDRESS



**FORMER NAME

PROCESSED

NOV 13 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34919 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/9/06

NEPTUNE

MARINE


SEC MAIL PROCESSING
RECEIVED
OCT 25 2006
WASH. D.C.
160
SECTION

NEPTUNE MARINE SERVICES LIMITED

ABN 76 105 665 843

2006 ANNUAL FINANCIAL REPORT

NEPTUNE MARINE

CORPORATE DIRECTORY

Directors

Mr Christian Mark Lange - Managing Director
Mr Clive Graham Langley - Executive Director
Mr Michael David Agostini - Non-Executive Director
Ms Cathryn Curtin – Non-Executive Director

Company Secretaries

Mr Kim Hogg
Mr Michael McGilvray

Principal Office

Level 16, 140 St George's Terrace
Perth Western Australia 6000

Telephone: 61 8 9226 5722
Facsimile: 61 8 9226 0354

Registered Office

Level 1, 189 Hay Street
Subiaco Western Australia 6008

Auditors

Stantons International
Level 1
1 Havelock Street
West Perth Western Australia 6005

Solicitors

Lancione Partners
Level 2
60 Waymouth Street
Adelaide South Australia 5000

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone: 61 8 9323 2000
Facsimile: 61 8 9323 2033

Stock Exchange

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX Code: NMS

NEPTUNE MARINE

CONTENTS

26 September 2006

Dear fellow shareholders,

Neptune Marine Services is rapidly emerging as a broad-based services company offering customers in the oil and gas, shipping, marine infrastructure and defence sectors an end-to-end repair and maintenance solution.

2006 has been a year of significant progress for the company. We now have a solid foundation to drive growth in 2007 and beyond, underpinned by strong market conditions, a well-defined strategy, a broader range of services, and a committed and experienced Board and management team.

2006 is best defined as the year that Neptune Marine Services established the foundation to significantly expand its operations into new sectors and geographical regions. The Board recognises the need to broaden the range of services that the company offers, and to become a leading service provider in the sectors we are targeting. It is actively engaged with the management team to bring this to fruition in the coming year.

Financial performance

For the year ended 30 June 2006, Neptune more than doubled sales revenue to $1.67 million, up from 2005: $0.812 million in 2005, and while net loss was higher at -$2.7 million (2005: -$1.6 million), this reflects the company's increased investment in people, business development, research and development as well as a charge of $630k for options expenses.

While the revenue growth is encouraging, the company's current financial performance does not adequately reflect the progress Neptune has made this year.

Stronger management team to drive growth

The Board has recognised that Neptune needs the relevant skills base to facilitate its growth in 2007 and beyond. We have been fortunate to secure the services of Managing Director Christian Lange who joined the company in February. Christian has 20 years' experience in the global oil and gas and industrial services sectors. It is only six months since Christian's appointment, and already we are seeing the business evolve across a number of fronts.

Improving Neptune's business development capabilities has also been a priority. This year we strengthened our team and renewed our focus on Australasia and accelerated our plans for entry into the European market.

Our business development team is currently working to secure a number of repair and maintenance projects in the oil and gas sector, and we expect that they will be of greater scope and value than the projects we have previously undertaken. We are very encouraged by the pipeline of opportunities in this sector both in Australia, the US gulf coast region and the North Sea.

Strengthening the Board

We have also strengthened the Board with the appointment of Mr David Agostini as non-executive director. David brings a wealth of experience in the oil and gas sector to Neptune, and he is actively supporting the management team, and making a valuable contribution to Neptune's growth strategy.

Neptune's *Strategy for Growth*

During the year the Board approved the management teams' ***Strategy for Growth*** which will position Neptune as a broad-based sub-sea inspection, repair and maintenance (IRM) service provider in the oil and gas, defence, civil marine, and marine infrastructure sectors. There is significant scope for growth in these markets, with no company currently offering an integrated service model that specifically targets these industry segments.

The ***Strategy for Growth*** is well underway, but it is in the very early stages. The Board has recognised that growth needs to be fast-tracked by pursuing strategic acquisitions that give the company greater critical mass, and more substantial revenue and earnings.

Already the management team has commenced the acquisition program, with the proposed acquisition of Allied Diving Services. When complete, Allied will be the first step in establishing Neptune's end-to-end marine service model. Allied currently has annualised revenue of $3 million, and will make an immediate contribution to Neptune's earnings. Revenue and earnings in the Allied business are expected to grow in the coming year.

Already, the benefits from the proposed acquisition of Allied are generating results. In a joint marketing effort with Neptune, Allied has secured a repair and maintenance contract with Houston based oil and gas producer, Apache Energy. The contract is of significant value with upside potential. This one achievement highlights that Neptune's business development efforts are already yielding results, and there is immediate customer demand for an end-to-end IRM services company in the oil and gas sector.

Organic growth remains a focus

While executing Neptune's ***Strategy for Growth*** is a primary focus for management, organic growth forms an integral part of this. The operations from the underlying business continue to perform well, which is reflected in the significant revenue growth in 2006. The NEPSYS technology has gained further recognition in shipping, defence and on-shore infrastructure markets. Neptune is witnessing greater interest in the NEPSYS technology in these markets, as well as in the broader oil and gas sector. Since January, the company has completed five major projects using the NEPSYS technology, all of which have been highly profitable. Four of these projects were in the shipping industry which further cements the company's reputation both in Australia and Asia. We also completed out first repair project in the oil and gas sector, highlighting the further scope for growth in this sector.

Major Projects

Work Scope	Location
Marina Lock Gates Installation	Darwin – NT
Sub-sea Pipeline/Fuel line Repair	Cocos Islands
Underwater Painting on RAN Submarine	Perth – WA
Repair of Coal Bulk Carrier	Port Kembla – NSW
RAN Ship U/W Non Destructive Testing	Perth - WA
RAN Ship U/W Non Destructive Testing	Perth - WA
Emergency Ship Repair	Launceston – TAS

In the coming year the pipeline of opportunities for the deployment of NEPSYS and other services is encouraging, as potential customers in the oil and gas sector recognise the technology's cost effectiveness and quality results.

To help facilitate Neptune's organic growth objectives, the Company is working to improve its health and safety capabilities which are critical when tendering for, and executing projects with leading blue chip companies in the oil and gas sector.

The year ahead

Neptune is well placed for significant growth in 2007, underpinned by strong market conditions in the oil and gas sector, a well-defined strategy, a strong and committed management team and a broader range of services. Revenue and earnings in the coming year will be significantly greater than 2006, and will come from an increased range of services, contributions from acquisitions, and new contracts already secured.

The oil and gas infrastructure market presents Neptune with an opportunity to establish long-term, recurring revenue streams as repair and maintenance of existing upstream infrastructure becomes a priority for producers.

The Company that we operate today is likely to be very different in the year ahead, and the Board and the management team is excited about Neptune's prospects.

Finally, I would like to thank our staff and customers for their commitment, and to our shareholders for their ongoing support.

On behalf of the Board of Directors



Clive Langley
Executive Director

The directors present their report together with the financial report of Neptune Marine Services Limited (the "Company") and of the consolidated entity, being the Company and its controlled entity, for the year ended 30 June 2006 and the auditor's report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Mr Christian Mark Lange
Managing Director - appointed 28 February 2006

Mr Lange, aged 39, is a former international Vice President for the global oilfield services group, Schlumberger Limited. In a 16-year career with Schlumberger, Mr Lange held a range of senior executive positions responsible for operations, capital markets, marketing, business strategy and general management.

He is also a former Managing Director and Chief Executive Officer of the minerals based manufacturing and distribution company, SDS Corporation Limited, successfully executing that Company's restructuring and turnaround strategy.

In his most recent Vice President's position in New York and Paris with Schlumberger, Mr Lange was responsible for the group's key capital markets, merger and acquisitions advice and investor relations. He has also held senior management positions in operations, marketing and business strategy for the Middle East, North Africa and South America.

Mr Lange is currently a non-executive director of Coretrack Limited, a company listed on ASX.

Mr Clive Langley
Executive Director - appointed 12 September 2003

Mr Langley, aged 49, is the inventor of the Neptune Marine Dry Underwater Welding Technology. He has over thirty years of experience in technically advanced welding projects throughout Australia and the world. He is the founder of XLT Industrial Training Pty Ltd, a metals/mining/construction training company. His experience includes work in the light, medium and heavy engineering sectors, oil and gas (onshore and offshore), petrochemical, power generation, mining (in the UK, Australia and South East Asia) and in defence, namely on the Collins Class submarines and ANZAC Frigates.

Mr Michael David Agostini
Non-Executive Director - appointed 28 February 2006

Mr Agostini, aged 67, is highly experienced in working with Government, universities and research groups. Mr Agostini is currently the Adjunct Professor at the School of Oil and Gas Engineering, at the University of WA, chaired the School's industry advisory board and the Industry Reference Group supporting the WA State Government in reforming Western Power in WA. He also holds a similar position with the advisory board of the Australian Resources Research Centre.

Mr Agostini is the chairman of the governing board of the WA Energy Research Alliance and was a member of the four-man panel chaired by Senator Warwick Parer which carried out the Australian Energy Markets Review for COAG over 12 months in 2002.

His professional career includes positions as General Manager of Woodside's North West Shelf interests, including the decision-making forum for marketing LNG into Asia; and is a former Woodside General Manager of Operations, covering the 3 Train LNG plant, domestic gas plant, North Rankin and Goodwin offshore platforms, the Cossack Pioneer floating production system and offshore drilling rigs.

Mr Agostini is also a former General Manager Gas for Woodside; and Deputy Strategy Manager for Shell in The Hague, covering downstream refining and LNG operations in the USA, Africa and the Middle East.

Ms Cathryn Curtin
Non-Executive Director - appointed 25 November 2003

Ms Curtin, aged 41, has held senior positions within both the private and government sectors. She has held director positions in The Western Australian Department of Education and other private enterprises. Currently she runs her own private consultancy business and provides services to the mining, industrial and government sectors. Responsibilities have included the strategic development of company direction and delivery of a diverse range of project management and business ideas. Cathryn has over fifteen years senior management experience and has operated within small and large businesses. She has played key roles in developing policy and in managing integration of strategic initiatives.

Cathryn holds Education and Psychology degrees and is a registered psychologist, as well as holding a Master of Business Administration from the University of Western Australia. She is currently a non-executive director of Coretrack Limited, a company listed on ASX.

Ms Samantha Tough
Former Non-Executive Director - appointed 27 April 2005; resigned 19 July 2005

Mr Andrew Harrison
Former Non-Executive Director - appointed 8 October 2003; resigned 21 February 2006

Company Secretaries

Mr Kim Hogg (B.Com), aged 47, was appointed to the position of company secretary on 6 August 2004. Mr Hogg has worked in the private sector for the past twelve years as a principal of an accounting practice providing specialist services to clients seeking to raise capital and list on ASX. He has predominantly been involved in the preparation of prospectuses and in compliance work as company secretary for both listed and unlisted entities, and is currently secretary of several ASX-listed companies.

Mr Michael McGilvray, aged 48, was appointed to the position of joint company secretary on 5 May 2006, and resigned on 15 September 2006.

Directors' Meetings

The number of directors' meetings and the number of meetings attended by each of the directors of the Company during the financial year are:

Director	Board Meetings		Audit Committee Meetings	
	Held while Director	Attended	Held while member	Attended
Mr C M Lange	6	6	-	-
Mr C G Langley	13	12	-	-
Mr M D Agostini[1]	6	6	1	1
Ms C Curtin[1]	13	13	1	1
Ms S Tough	-	-	-	-
Mr A Harrison	7	7	-	-

(1) Only Mr Agostini and Ms Curtin are members of the Audit Committee.

Directorships of Other Listed Companies

The following director held directorships of other listed companies in the 3 years immediately before the end of the financial year:

Director	Name of Company	Period of directorship
Ms C Curtin	Dyesol Limited	24 November 2004 to 13 February 2006

Principal Activity

The principal activities of the consolidated entity during the course of the financial year were the commercialisation of the Neptune Marine Dry Underwater Welding technology, further research and development of applications for the Company's technology, and the completion of projects through the provision of marine services.

Results

The result of the consolidated entity for the year ended 30 June 2006 was a loss after income tax of $2,736,090 [2005: $1,556,150].

Operating and Financial Review

A review of operations for the financial year and the results of those operations is set out in the Directors' Review.

Dividends

No dividend has been declared or paid by the Company to the date of this report.

Changes in the State of Affairs

Significant changes in the state of affairs of the Group during the financial year were as follows:

a) Several board and management changes took place:

- Mr Christian Lange was appointed as Managing Director in February 2006;
- Mr David Agostini was appointed as a non executive director in February 2006;
- Ms Samantha Tough resigned from the Board in July 2005;
- Mr Andrew Harrison resigned from the Board in February 2006;
- Mr Richard Wolanski resigned as the Chief Financial Officer; and
- Mr Michael McGilvray was appointed as the Chief Financial Officer and joint company secretary.

b) An increase in contributed equity of $476,200 (from $4,082,505 to $4,558,705) on the exercise of 1,906,000 options.

Other changes in the state of affairs of the Group are set out in the Director's Review and the Operating and Financial Review.

Events Subsequent to Reporting Date

Other than any matters described in these financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely Developments

The goals of the consolidated entity moving forward are focused on:

- continuing to build out the integrated service model as proscribed in the company's Strategy for Growth.
- continued efforts to build awareness of the technology in the global sub-sea market;
- continued revenue growth in identified market segments;
- development of multiple revenue streams through the establishment of marketing and operational offices in the international markets exhibiting the greatest potential for growth; and
- the crystallisation of value in the substantial untapped northern hemisphere markets.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years have not been included in this report because disclosure of such information would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Regulations

The Company continues to develop and maintain its environmental management system in accordance with the requirements of the Department of Environmental Protection. There were no breaches recorded during the financial year.

Directors' Interests

The relevant interest of each director in the shares and options issued by the Company at the date of this report is as follows:

Director	Shares	Director Options
Mr C M Lange	61,376	1,000,000
Mr C Langley	8,400,000	-
Mr M D Agostini	15,375	200,000
Ms C Curtin	55,000	-

Share Options

Grants of options

During or since the end of the financial year, the Company granted for nil consideration the following options over unissued ordinary shares:

Expiry Date	Exercise Price	Number of Options
19 December 2010	$0.432	200,000
7 February 2011	$0.59	100,000
28 February 2011	$0.57	250,000
1 May 2011	$0.61	400,000
28 February 2016	$0.53	1,000,000

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry Date	Exercise Price	Number of Options	Category
31 December 2010	$0.20	23,983,355	Listed
19 December 2010	$0.432	200,000	Employee
30 May 2010	$1.17	200,000	Employee
7 February 2011	$0.59	100,000	Employee
28 February 2011	$0.57	200,000	Director
1 May 2011	$0.61	400,000	Employee
28 February 2016	$0.53	1,000,000	Director

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Shares issued on exercise of options

During or since the end of the financial year, the Company issued ordinary shares as a result of the exercise of options as follows (there were no amounts unpaid on the shares issued):

Number of shares	Amount paid on each share
32,520	20 cents
1,900,000	25 cents

Options granted to directors and employees

During or since the end of the financial year, the Company granted options over unissued ordinary shares in Neptune Marine Services Limited for no consideration to the following directors and employees of the Company as part of their remuneration:

	Number of options granted	Exercise price	Expiry date
Directors			
Mr C M Lange	1,000,000	$0.53	28 February 2016
Mr M D Agostini	200,000	$0.57	28 February 2011
Employees			
Mr M McGilvray	200,000	$0.432	19 December 2010
Mr G Creedon	100,000	$0.59	7 February 2011
Mr A Brown	50,000	$0.57	28 February 2011
Mr G O'Connor	400,000	$0.61	1 May 2011

All options were granted during the financial year. No options have been granted since the end of the financial year.

Indemnification and Insurance of Officers

Indemnification

The Company has agreed to indemnify current and former directors of the Company against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and its controlled entity, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet to the maximum extent permitted by law, the full amount of any such liabilities, including costs and expenses.

The Company has also agreed to indemnify certain senior executives and officers for all liabilities to another person (other than the Company or a related body corporate) that may arise from their position in the Company and its controlled entity, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet to the maximum extent permitted by law, the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

The Company paid a premium, during the year in respect of a director and officer liability insurance policy, insuring the directors of the company, the company secretary, and all executive officers of the Company against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses' insurance contracts, as such disclosure is prohibited under the terms of the contract.

Non-audit Services

During the year Stantons International, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of these services is compatible with, and did not compromise, the audit independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed to ensure they do not impact the integrity and objectivity of the auditor;
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence*, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under Section 307C of the Corporations Act is set out on page 44 to the financial report.

Details of the amounts paid to the auditor of the Company, Stantons International, and its related practices for audit and non-audit services provided during the year are set out below:

	Consolidated 2006 $	Consolidated 2005 $
Statutory audit:		
➢ audit and review of financial reports	15,732	10,250
Services other than statutory audit:		
➢ taxation compliance services	842	1,500
➢ option valuation services	400	-
	1,242	1,500

Remuneration Report

The Board as a whole is responsible for considering remuneration policies and packages applicable both to Board members and senior executives of the Company. Broadly, the Company's remuneration policy is to ensure that any remuneration package properly reflects the person's duties and responsibilities and that it is competitive in attracting, retaining and motivating people of the highest quality.

Non-executive directors receive a fixed monthly fee for their services. Total remuneration for all non-executive directors, last voted upon by shareholders at the 2003 General Meeting, is not to exceed $100,000 per annum. The Company does not have any scheme relating to retirement benefits for non-executive directors.

Details of the nature and amount of each major element of remuneration of each director and senior executive of the Company are:

	SHORT TERM		POST EMPLOYMENT	SHARE BASED PAYMENTS			
	Salary / fees $	Other Benefits $	Superannuation Benefits $	Options (Note A) $	Termination Benefits $	TOTAL $	Value of options as proportion of remuneration %
Directors							
Non-executive							
Mr M D Agostini	11,667	-	263	80,440	-	92,370	87.1%
Ms C Curtin	36,364	-	3,150	-	-	39,514	0.0%
Mr A Harrison	42,684	-	6,937	-	52,725	102,346	0.0%
Ms S Tough	7,863	-	525	-	-	8,388	0.0%
Executive							
Mr C M Lange	121,250	12,500	4,162	462,500	-	600,412	77.0%
Mr C Langley	170,000	-	15,300	-	-	185,300	0.0%
Total compensation	389,828	12,500	30,337	542,940	57,725	1,028,330	
Executives							
Mr R Wolanski	71,065	-	12,085	-	141,563	224,713	0.0%
Mr M McGilvray	54,106	-	2,507	34,470	-	91,083	37.8%
Total compensation	125,171	-	14,592	34,470	141,563	315,796	

Note A: The fair value of the options is calculated at the date of grant using an option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.

Value of options issued to directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options Granted	Options exercised	Options lapsed		
	Value at Grant Date $	Value at Exercise Date $	Value at time of lapse $	Total value of options granted, exercised and lapsed $	Value of options included in remuneration for the year $
Directors					
Non-executive					
Mr M D Agostini	80,440	-	-	80,440	80,440
Mr A Harrison	-	-	-	-	-
Ms C Curtin	-	-	(25,500)	(25,500)	-
Executive					
Mr C M Lange	462,500	-	-	462,500	462,500
Executives					
Mr R Wolanski	-	-	-	-	-
Mr M McGilvray	34,470	-	-	34,470	34,470

The following factors and assumptions were used in determining the fair value of options on grant date:

Grant date	Expiry Date	Fair value per option	Exercise price	Price of shares on grant date	Estimated volatility	Risk free interest rate	Dividend yield
7 February 2006	7 February 2011	$0.657	$0.59	$0.75	125%	5.255%	0.00%
26 April 2006	28 February 2016	$0.463	$0.53	$0.49	125%	5.255%	0.00%
26 April 2006	26 April 2011	$0.402	$0.57	$0.47	125%	5.255%	0.00%
1 May 2006	1 May 2011	$0.394	$0.61	$0.47	125%	5.255%	0.00%

The total value of options granted, exercised and lapsed is calculated based on the following:

- Fair value of the option at grant date multiplied by the number of options granted during the year; plus
- Fair value of the option at the time it is exercised multiplied by the number of options exercised during the year; plus
- Fair value of the option at the time of lapse multiplied by the number of options lapsed during the year.

The total value of options included in remuneration for the year is calculated in accordance with Accounting Standard AASB 1046 '*Director and Executive Disclosures by Disclosing Entities*', as amended by Accounting Standard AASB 1046A. The value of the options is determined at grant date, and is included in remuneration on a proportionate basis from grant date to vesting date. Where the options immediately vest the full value of the option is recognised in remuneration in the current year.

Analysis of share-based payments granted as remuneration

Details of vesting profile of the options granted to each Director of the Company and the named executives of the Company and the consolidated entity are detailed below:

	Options granted		% vested in year	Forfeited in year
	Number	Date		
Directors				
Non-executive				
Mr M D Agostini	200,000	26 April 2006	100%	-
Executive				
Mr C M Lange	1,000,000	26 April 2006	100%	-
Executives				
Mr M McGilvray	200,000	19 December 2005	100%	-

Service agreements

The Company has entered into service contracts with each of the executive directors.

In relation to Mr C Langley, Executive Director, the contract of employment was renewed on 15 November 2005 for a period of one year. If the Company terminated the Agreement for any reason other than pursuant to specified circumstances, including offences involving fraud or dishonesty or committal of a serious or persistent breach of the Agreement which was incapable of satisfactory remedy, the Company would be required to pay to Mr Langley all remuneration accrued up to and including the date of termination, payment in lieu of annual leave and long service leave to which he is entitled at the date of termination, and the remaining portion of remuneration that, but for the termination, would have been payable to him for the period from the date of termination up to and including the expiry date of the contract.

In relation to the contract with Mr Lange, the Company entered into an executive service agreement with Mr C Lange to act as Managing Director of the Company effective from February 2006. The term of the contract is 3 years. If the Company terminated the Agreement for any reason other than pursuant to specified circumstances, including offences involving fraud or dishonesty or committal of a serious or persistent breach of the Agreement which was incapable of satisfactory remedy, the Company would be required to pay to Mr Lange all remuneration accrued up to and including the date of termination, payment in lieu of annual leave and long service leave to which he is entitled at the date of termination, and an amount equal to 12 months base salary plus any accrued performance entitlements.

Dated at Perth, Western Australia this 26th day of September 2006.

Signed in accordance with a resolution of the directors:



Christian Lange
Managing Director

This statement summarises the corporate governance practices adopted by the Board. Neptune's objective is to achieve best practice in corporate governance, and the Company's officers and employees are committed to achieving this objective.

In addition to the information contained in this statement, the Company's website at www.neptuneweld.com contains details of its corporate governance procedures and practices.

ASX Best Practice Recommendations

The ASX Listing Rules require listed companies to include in their Annual Report a statement disclosing the extent to which they have complied with the ASX Best Practice Recommendations in the reporting period. The recommendations are not prescriptive and if a company considers that a recommendation is inappropriate having regard to its particular circumstances, the company has the flexibility not to adopt it. Where the Company considered it was not appropriate to presently comply with a particular recommendation the reasons are set out in the latter part of this statement.

Board of Directors

Role of the Board

The Board's primary responsibility is to oversee the Company's business activities and management for the benefit of shareholders by:

1. setting objectives, goals and strategic direction with management with a view to maximising shareholder value;
2. overseeing the financial position and monitoring the business and affairs of the Company;
3. establishing corporate governance, ethical, environmental and health and safety standards;
4. ensuring significant business risks are identified and appropriately managed; and
5. ensuring the composition of the Board is appropriate, selecting directors for appointment to the Board and reviewing the performance of the Board and the contributions of individual directors.

The Board has delegated responsibilities and authorities to management to enable management to conduct the Company's day to day activities. Matters which are not covered by these delegations, such as approvals which exceed certain limits, require Board approval.

Board composition

The Board comprises four Directors including two executive Directors.

The Directors are subject to election by shareholders. All Directors, apart from the Managing Director, are subject to re-election by rotation within every three years. The Company's Constitution provides that one-third of the Directors retire by rotation at each AGM. Those Directors who are retiring may submit themselves for re-election by shareholders, including any Director appointed to fill a casual vacancy since the date of the previous AGM. The composition of the Board is reviewed at least annually to ensure the balance of skills and experience is appropriate. The Directors have a broad range of qualifications, experience and expertise in the marine industry. The skills, experience and expertise of Directors are set out in the Directors' Report.

The names of the Directors in office at the date of this Report, the year they were first appointed, and their status as non-executive, executive or independent Directors, are set out in the Directors' Report.

Independent professional advice

The Board has adopted a formal policy on access to independent professional advice which provides that Directors are entitled to seek independent professional advice for the purposes of the proper performance of their duties. The advice is at the Company's expense and advice so obtained is to be made available to all Directors.

Meetings

The Board held 13 meetings during the year. Senior management attended and made presentations at the Board Meetings as considered appropriate, and were available for questioning by Directors.

Board committees

Audit Committee

The Audit Committee comprises two non-executives Directors and its duties include:

- supervising the engagement of the external auditor and monitoring their performance;
- reviewing the effectiveness of management information and other systems of internal control;

- reviewing all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- reviewing significant transactions that are not a normal part of the Company's business;
- reviewing the year-end and interim financial information and ASX reporting statements;
- monitoring the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and
- reviewing the Company's financial statements and accounting procedures.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Board has not formally constituted a nomination committee or remuneration committee. The whole Board conducts the functions of a nomination committee and remuneration committee.

Evaluation of Board performance

During the reporting period an evaluation of the Board and key executive was carried out on an informal basis. As the activities of the Company develop, it will establish more formal evaluation procedures, including quantitative measures of performance.

The performance of the Managing Director was monitored and evaluated by the Board on a formal basis by reference to agreed key performance indicators, which are regularly reviewed by the Board.

Remuneration policies

Executive Directors and key executives are remunerated by way of a salary or consultancy fees, commensurate with their required level of services. Non-executive Directors receive a fixed monthly fee for their services. Non-executive Directors' fees are capped at $100,000 per annum.

Attendance at Board and Committee meetings

The attendance of Directors at Board meetings during the year is detailed in the Directors' Report.

Managing business risks and internal control framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility the Board has instigated an internal control framework that includes the following:

- Financial reporting – there is a comprehensive budgeting and forecasting system with updates provided to the Board at each Board meeting. Periodic reports are provided to the Board. Quarterly, half yearly and annual reports are prepared in accordance with the Corporations Act and ASX Listing Rules.
- The Chief Executive Officer and the Company Secretary are required to confirm in writing that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results are in accordance with relevant accounting standards.
- The Company has written policies covering health, safety and the environment.

Ethical standards

The Board is committed to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity striving at all times to enhance the reputation and performance of the Company, in the following areas:

- professional conduct;
- dealings with suppliers, advisers and regulators;
- dealings with the community; and
- dealings with other employees.

Trading in the Company's securities by directors and employees

The Board has adopted a policy in relation to dealings in the securities of the Company which applies to all Directors and employees. Under the policy, Directors are prohibited from short term trading in the Company's securities whilst in possession of price sensitive information. Any proposed transaction by a director must have clearance provided by another director for the transaction to proceed.

Privacy

The Company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Neptune Marine Services Limited.

Information disclosure

The Board is committed to the promotion of investor confidence by ensuring that trading in the Company's securities takes place in an efficient, competitive and informed market. In accordance with the continuous disclosure requirements under the ASX Listing Rules, the Company has procedures in place to ensure that all price sensitive information is identified, reviewed by management and disclosed to the ASX in a timely manner and that all information provided to the ASX is immediately available to shareholders and the market on the Company's website.

Analysts and press briefings are conducted following the release of half-year results, full-year results and major announcements and, from time to time, briefings with major shareholders are conducted in order to promote a better understanding of the Company. In conducting briefings, the Company takes care to ensure that any price sensitive information included in the content of briefings has already been made available to all shareholders and the market.

Shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company. Information is communicated to shareholders through:

(i) continuous disclosure in the form of public announcements on ASX;

(ii) annual and quarterly reports to shareholders;

(iii) investor briefings;

(iv) the meeting Chairman's address delivered at the Annual General Meeting; and

(v) notices of all meetings of shareholders and explanatory notes of proposed resolutions.

In addition, information for shareholders is available on Neptune's website: www.neptuneweld.com, including recent announcements, presentations, past and current reports to shareholders, biographical information on Directors and information relating to operations.

Shareholders are encouraged at annual general meetings to ask questions of Directors and senior management and also the Company's external auditors, who are required to be in attendance.

Retirement benefits for non-executive directors

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

ASX Guidelines on Corporate Governance

Pursuant to ASX Listing Rule 4.10.3 the Company must provide a statement disclosing the extent to which the ASX best practice recommendations have been not been followed in the reporting period. The Company sets out below an explanation of the areas where Neptune does not presently comply with ASX best practice recommendations.

Composition of the Board

A majority of the Board of directors is not comprised of independent directors under the ASX definition of independence, as set out in Recommendation 2.1 of the ASX Corporate Governance Council Best Practice Recommendations. The Company is in its early stages of development and does not consider it appropriate nor cost effective to adopt this recommendation. The Board however intends to review its corporate governance policies on a regular basis, including the level of independent directors, as the Company develops and progresses to ensure it continues to maintain effective corporate governance structures.

Each individual member of the Board is satisfied that whilst the Company may not currently comply with Recommendation 2.1, the Board always acts with independence and in accordance with the Statement of Corporate Governance.

Board committees

The Company does not presently have a separate nomination or remuneration committee as required by best practice recommendations 2.4 and 9.2, respectively. The Company is in its early stages of development and as such, the entire Board conducts the function of such committees. The duties of such committees have been considered and adopted by the Board. The Board invites persons with relevant industry and financial experience when required to carry out the functions of such committees.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Company	
		2006	2005	2006	2005
		$	$	$	$
Revenue	2	1,766,922	924,557	1,766,922	924,557
Cost of sales		(1,061,836)	(419,795)	(1,061,836)	(419,795)
Gross Profit		705,086	504,762	705,086	504,762
Other income	2	347,351	25,000	347,351	25,000
Corporate and Administration expenses (Note (a))		(2,869,819)	(1,705,609)	(2,869,570)	(1,705,609)
Marketing expenses		(309,080)	(171,602)	(309,080)	(171,602)
Technical expenses		(697,965)	(236,418)	(697,965)	(236,418)
Borrowing costs		(12,680)	(545)	(12,680)	(545)
Loss before related income tax	3	(2,837,107)	(1,584,412)	(2,836,858)	(1,584,412)
Income tax credit	4	101,017	28,262	101,017	28,262
Loss for the year attributable to equity holders of the parent		(2,736,090)	(1,556,150)	(2,735,841)	(1,556,150)
Basic loss per share (cents)	6	(8.34)	(5.15)		

The Company's potential ordinary shares are not considered dilutive and accordingly diluted earnings per share is not disclosed.

(a) Included in these expenses are share-based payment expenses of:	(630,036)	(554,091)	(630,036)	(554,091)

These Income Statements are to be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2006

	Note	Consolidated		Company	
		2006	2005	2006	2005
		$	$	$	$
CURRENT ASSETS					
Cash and cash equivalents	7	1,182,012	2,539,378	1,180,326	2,513,152
Trade and other receivables	8	194,029	64,408	192,818	64,408
Inventories	9	10,466	-	10,466	-
Other assets	10	83,045	8,719	83,045	8,719
Total current assets		1,469,552	2,612,505	1,466,655	2,586,279
NON-CURRENT ASSETS					
Receivables	8	108,570	108,570	108,570	109,431
Property, plant & equipment	11	198,814	101,440	198,814	101,440
Other financial assets	12	-	-	21,872	25,365
Intangible assets	13	-	-	-	-
Total non-current assets		307,384	210,010	329,256	236,236
TOTAL ASSETS		1,776,936	2,822,515	1,795,911	2,822,515
CURRENT LIABILITIES					
Trade and other payables	14	695,541	178,132	689,484	178,132
Interest bearing loans and borrowings	15	21,508	7,994	21,508	7,994
Employee benefits	16	50,620	20,785	50,620	20,785
Total current liabilities		767,669	206,911	761,612	206,911
NON CURRENT LIABILITIES					
Interest bearing loans and borrowings	15	50,596	27,328	50,596	27,328
Other payables	14	-	-	25,032	-
Total non current liabilities		50,596	27,328	75,628	27,328
TOTAL LIABILITIES		818,265	234,239	837,240	234,239
NET ASSETS		958,671	2,588,276	958,671	2,588,276
EQUITY					
Issued capital	17	4,558,705	4,082,505	4,558,705	4,082,505
Reserves	18	1,184,376	554,091	1,184,127	554,091
Accumulated losses	19	(4,784,410)	(2,048,320)	(4,784,161)	(2,048,320)
TOTAL EQUITY		958,671	2,588,276	958,671	2,588,276

These Balance Sheets are to be read in conjunction with the accompanying notes.



STATEMENTS OF CHANGES IN EQUITY
YEAR ENDED 30 JUNE 2006

Consolidated	Issued Capital $	Reserves $	Accumulated Losses $	Total $
Balance at 1 July 2004	2,496,755	-	(492,170)	2,004,585
Loss for the year	-	-	(1,002,059)	(1,002,059)
Issue of shares	1,585,750	-	-	1,585,750
Cost of share-based payments	-	554,091	(554,091)	-
Balance as at 1 July 2005	4,082,505	554,091	(2,048,320)	2,588,276
Loss for the year	-	-	(2,736,090)	(2,736,090)
Total income/ expense for the year	4,082,505	554,091	(4,784,410)	(147,814)
Exercise of options	476,200	-	-	476,200
Cost of share-based payments	-	630,036	-	630,036
Foreign exchange translation	-	249	-	249
Balance as at 30 June 2006	4,558,705	1,184,376	(4,784,410)	958,671

Company	Issued Capital $	Reserves $	Accumulated Losses $	Total $
Balance at 1 July 2004	2,496,755	-	(492,170)	2,004,585
Loss for the year	-	-	(1,002,059)	(1,002,059)
Issue of shares	1,585,750	-	-	1,585,750
Cost of share-based payments	-	554,091	(554,091)	-
Balance as at 1 July 2005	4,082,505	554,091	(2,048,320)	2,588,276
Loss for the year	-	-	(2,735,841)	(2,735,841)
Total income/ expense for the year	4,082,505	554,091	(4,784,161)	(147,565)
Exercise of options	476,200	-	-	476,200
Cost of share-based payments	-	630,036	-	630,036
Balance as at 30 June 2006	4,558,705	1,184,127	(4,784,161)	958,671

These statements of changes in equity are to be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Company	
		2006	2005	2006	2005
		$	$	$	$
Cash Flows from Operating Activities					
Cash receipts in the course of operations		2,058,284	802,423	2,058,284	802,423
Cash payments in the course of operations		(3,886,634)	(1,778,543)	(3,886,099)	(1,775,397)
Interest received		105,879	101,518	105,879	101,518
Borrowing costs paid		(12,680)	(545)	(12,680)	(545)
Net cash used in operating activities	26(b)	(1,735,151)	(875,147)	(1,734,616)	(872,001)
Cash Flows from Investing Activities					
Payments for plant and equipment		(138,383)	(81,265)	(138,383)	(81,265)
Proceeds on disposal of plant and equipment		3,286	100	3,286	100
Payment for security deposit		-	(108,570)	-	(108,570)
Loan to controlled entity		-	-	-	(861)
Loan from controlled entity		-	-	24,005	-
Payment for investments		-	-	-	(28,511)
Net cash used in investing activities		(135,097)	(189,735)	(111,092)	(219,107)
Cash Flows from Financing Activities					
Proceeds from issue of shares and options		476,200	1,677,850	476,200	1,677,850
Share issue costs		-	(92,100)	-	(92,100)
Proceeds from borrowings		188,156	36,586	188,156	36,586
Repayment of borrowings		(151,474)	(1,264)	(151,474)	(1,264)
Net cash provided by financing activities		512,882	1,621,072	512,882	1,621,072
Net increase/(decrease) in cash and cash equivalents held		(1,357,366)	556,190	(1,332,826)	529,964
Cash and cash equivalents at the beginning of the financial year		2,539,378	1,983,188	2,513,152	1,983,188
Cash and cash equivalents at the end of the financial year	26(a)	1,182,012	2,539,378	1,180,326	2,513,152

These statements of cash flows are to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Basis of Preparation

The financial report is presented in Australian dollars. The entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 *Employee Benefits* (December 2004)
- AASB 2004-3 *Amendments to Australian Accounting Standards* (December 2004) amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures*
- AASB 2005-1 *Amendments to Australian Accounting Standards* (May 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement*
- AASB 2005-3 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 119 *Employee Benefits* (December 2004)
- AASB 2005-4 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 132 *Financial Instruments: Disclosure and Presentation,* AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004).
- AASB 2005-5 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), and AASB 139 *Financial Instruments: Recognition and Measurement*
- AASB 2005-6 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 3 *Business Combinations*
- AASB 2006-1 *Amendments to Australian Accounting Standards* (January 2006) amending AASB 121 *The Effects of Changes in Foreign Exchange Rates* (July 2004)

b) Principles of consolidation

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(c) Statement of compliance

The financial report is a general purpose financial report which complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standard ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. Reconciliations of AIFRS equity and loss for 30 June 2005 to the balances reported in the 30 June 2005 financial report are detailed in Note 1 (s) below.

(d) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue from the sale of goods is recognised upon delivery of goods to customers. Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

(d) Revenue recognition (cont'd)

Licence fee revenue is recognised on an accruals basis when the Group has the right to receive payment under the relevant agreement and has performed its obligations.

Interest income is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Government grants are recognised at fair value where there is a reasonable assurance that the grant will be received and all grant conditions will be met.

(e) Foreign currency

Both the functional and presentation currency of Neptune Marine Services Limited is Australian dollars (A$). The functional currency of the overseas subsidiary (Neptune Marine Europe ApS) is Danish Krone.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of the overseas subsidiary are translated into the presentation currency of Neptune Marine Services Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at average exchange rates for the period. The exchange differences arising on the re-translation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(f) Borrowing costs

Borrowing costs include interest and finance charges in respect of finance leases, and are expensed as incurred.

(g) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Neptune Marine Services Limited and its subsidiary have unused tax losses. However, no deferred tax balances have been recognised, as it is considered that asset recognition criteria have not been met at this time.

(h) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation (see below) and any impairment in value (see accounting policy (i)).

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the receoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets' employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets, including capitalised lease assets, is depreciated on a straight-line basis over the estimated useful lives of the assets, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The following estimated useful lives are used in the calculation of depreciation:

Computer equipment	1 to 3 years
Plant and furniture	3 to 5 years
Vehicles	5 years
Leasehold improvements	3 to 5 years

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. Gains and losses on disposal are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

(i) Impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the greater of an asset's fair value less costs to sell and value in use.

(j) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(k) Intangible Assets

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised, but is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

(k) Intangible Assets (cont'd)

The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (i)).

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation and impairment losses (see accounting policy (i)). Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred .

(l) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment

(m) Leased assets

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(n) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in, first-out basis;
- finished goods and work-in-progress – cost of direct materials and labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(o) Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company. Trade accounts payable are normally settled within 60 days.

(p) Employee benefits

Wages, salaries, annual leave and non-monetary benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of other employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Share-based payment transactions

An expense is recognised for all equity-based remuneration, including shares and options issued to employees and directors. The fair value of securities granted is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The fair value of options granted is measured using a generally accepted valuation model, taking into account the terms and conditions upon which the options were granted.

(q) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The Company operates an incentive scheme to provide these benefits, known as the Neptune Marine Employee Option Scheme ("Scheme") .

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial or Black-Scholes model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Neptune Marine Services ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(r) Accounting estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on various factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about values of assets and liabilities, income and expenses that are not readily apparent from other sources. Actual results may differ from these estimates. Refer note (q) above for assumptions made for the purpose of valuing equity-settled transactions with employees.

(s) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and loss after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(i) Reconciliation of equity as presented under AIFRS to that under AGAAP

		Consolidated		Company	
		30 Jun 2005	1 Jul 2004	30 Jun 2005	1 Jul 2004
	Note	$	$	$	$
Total equity under AGAAP		2,588,276	2,004,585	2,588,276	2,004,585
Adjustments to accumulated losses					
Recognition of share-based payment expense	(1)	(554,091)		(554,091)	-
Adjustments to reserves					
Recognition of share-based payment expense	(1)	554,091	-	554,091	-
Total equity under IFRS		2,588,276	2,004,585	2,588,276	2,004,585

(1) Share-based payment costs are charged to the income statement under AASB 2 *Share-based Payments*, but not under AGAAP. During the year ended 30 June 2005, employees were granted options for which an expense has been recognised.

(ii) Reconciliation of losses as presented under AIFRS to that under AGAAP

	Consolidated	Parent
	30 Jun 2005	30 Jun 2005
	$	$
Net loss for the year under AGAAP	(1,002,059)	(1,002,059)
Recognition of share-based payment expense [see (1) above]	(554,091)	(554,091)
Net loss for the year under AIFRS	(1,556,150)	(1,556,150)

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
2. REVENUE				
Rendering of services revenue from operating activities	1,671,282	812,376	1,671,282	812,376
Interest revenue	95,640	112,181	95,640	112,181
Total revenue	1,766,922	924,557	1,766,922	924,557
Other income				
Proceeds from government grant	347,351	25,000	347,351	25,000
3. OTHER EXPENSES				
Loss before income tax has been arrived at after charging the following items:				
Amortisation of leasehold improvements	9,018	4,901	9,018	4,901
Amortisation of leased vehicle	6,702	1,193	6,702	1,193
Depreciation of office furniture and equipment	19,908	8,725	19,908	8,725
Depreciation of plant and equipment	18,614	3,775	18,614	3,775
Operating lease rental expense	122,349	38,108	122,349	38,108
Borrowing costs (interest on vehicle lease)	12,680	545	12,680	545
Net bad and doubtful debts	(192)	28,694	(192)	28,694
Net foreign exchange (gain)/loss	(249)	2,035	(249)	-
Net (gain)/loss on disposal of plant and equipment	(3,286)	2,376	(3,286)	2,376
Share based payment expense	(630,036)	(554,091)	(630,036)	(554,091)
4. INCOME TAX				
(a) Income Tax benefit	-	101,017	-	101,017
(b) Numerical reconciliation between tax benefit and pre-tax net loss				
Loss from continuing operations before income tax benefit	(2,736,090)	(1,556,150)	(2,735,841)	(1,556,150)
Income tax credit calculated at 30%	820,827	466,845	820,752	466,845
Tax effect on amounts which are not tax deductible:				
• Capital raising costs	19,128	19,128	19,128	19,128
• Costs of equity settled awards	(189,011)	(166,227)	(189,011)	(166,227)
• Sundry items	(35,696)	(2,429)	(36,744)	(2,429)
• Provisions	15,717	(23,124)	15,717	(23,124)
• Income accrual	(3,072)	3,161	(3,072)	3,161
• Prepayments	(335)	(7,550)	(335)	(7,550)
Research and development tax refund	-	8,479	-	8,479
Research and development tax claim	-	29,844	-	29,844
Future income tax benefit not brought to account	(627,558)	(227,110)	(626,435)	(227,110)
Income tax credit – R&D tax offset	-	101,017	-	101,017

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
(c) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised (as recovery is currently not probable)				
Potential at 30% (2005: 30%)	756,560	755,438	362,474	362,474
(d) Unrecognised temporary differences				
Temporary differences for which deferred tax assets have not been recognised:				
Employee benefits provision	15,186	6,236	15,186	6,236
Provision for doubtful receivables	8,551	8,608	8,551	8,608
Unrecognised deferred tax assets relating to the above temporary differences	23,737	14,844	23,737	14,844
Temporary differences for which deferred tax liabilities have not been recognised:				
Prepayments	24,914	2,616	24,914	2,616
Option Premium Reserve	355,312	166,227	355,312	166,227
Capital raising costs	-	5,526	-	5,526
Unrecognised deferred tax liabilities relating to the above temporary differences	380,226	174,369	380,226	174,369

(e) Tax consolidation legislation

Neptune Marine Services Limited has not implemented the tax consolidation legislation as of 30 June 2006.

(f) Tax Rates

The potential tax benefit at 30 June 2006 in respect of tax losses not brought to account has been calculated at 30% for Australian entities. These same rates applied for the year ended 30 June 2005.

5. AUDITOR'S REMUNERATION

	2006 Consolidated	2005 Consolidated	2006 Company	2005 Company
Auditing and reviewing the accounts	15,732	10,250	15,732	10,250
Other services	1,242	1,500	1,242	1,500
	16,974	11,750	16,974	11,750

6 EARNINGS PER SHARE

The calculation of basic loss per share at 30 June 2006 was based on the loss attributable to ordinary shareholders of $2,736,090 (2005: $1,556,150) and a weighted average number (W.A.N.) of ordinary shares outstanding during the financial year ended 30 June 2006 of 32,799,394 (2005: 30,210,920) calculated as follows:

	2006		2005	
	Actual No.	W.A.N.	Actual No.	W.A.N.
Issued ordinary shares at beginning of financial year	32,124,501	32,124,501	29,210,251	29,210,251
Effect of shares issued during year	-	-	2,914,250	1,000,669
Effect of shares issued in December 2005	6,000	3,386		
Effect of shares issued in February 2006	1,900,000	671,507	-	-
	34,030,501	32,799,394	32,124,501	30,210,920

Diluted loss per share does not show an inferior view of the earnings performance of the Company than is shown by loss per share and is not disclosed for this reason.

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
7 CASH AND CASH EQUIVALENTS				
Cash at bank	382,012	339,378	380,326	313,152
Bank short term deposits	800,000	2,200,000	800,000	2,200,000
	1,182,012	2,539,378	1,180,326	2,513,152

The bank short term deposits mature within 30 days and pay interest at a weighted average interest rate of 5.7% (2005: 5.5%).

8 TRADE AND OTHER RECEIVABLES

Current				
Trade receivables	159,147	11,290	159,147	11,290
Interest receivable	1,940	12,179	1,940	12,179
Other receivables	61,444	69,633	60,233	69,633
Less: Provision for doubtful amounts –other receivables	(28,502)	(28,694)	(28,502)	(28,694)
	194,029	64,408	192,818	64,408
Non-current				
Security deposit	108,570	108,570	108,570	108,570
Loan to controlled entity	-	-	-	861
	108, 570	108,570	108,570	109,431

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
9. INVENTORIES				
Work in progress	10,466	-	10,466	-
10. OTHER CURRENT ASSETS				
Prepayments	83,045	8,719	83,045	8,719
11. PROPERTY, PLANT AND EQUIPMENT				
Office furniture and equipment, at cost	88,974	60,019	88,974	60,019
Less: Accumulated depreciation	(30,009)	(10,967)	(30,009)	(10,967)
	58,965	49,052	58,965	49,052
Plant and equipment, at cost	96,028	24,128	96,028	24,128
Less: Accumulated depreciation	(23,437)	(4,823)	(23,437)	(4,823)
	72,591	19,305	72,591	19,305
Leased vehicle, at cost	33,507	33,507	33,507	33,507
Less: Accumulated amortisation	(7,895)	(1,193)	(7,895)	(1,193)
	25,612	32,314	25,612	32,314
Leasehold improvements, at cost	55,795	5,900	55,795	5,900
Less: Accumulated amortisation	(14,149)	(5,131)	(14,149)	(5,131)
	41,646	769	41,646	769
Net book value of property, plant and equipment	198,814	101,440	198,814	101,440

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2006	Consolidated 2005	Company 2006	Company 2005
Office furniture and equipment				
Carrying amount at beginning of year	49,052	31,265	49,052	31,265
Additions	33,107	28,988	33,107	28,988
Disposals	(3,286)	(2,476)	(3,286)	(2,476)
Depreciation	(19,908)	(8,725)	(19,908)	(8,725)
Balance at end of year	58,965	49,052	58,965	49,052
Plant and equipment				
Balance at beginning of year	19,305	3,391	19,305	3,391
Additions	71,900	19,689	71,900	19,689
Depreciation	(18,614)	(3,775)	(18,614)	(3,775)
Balance at end of year	72,591	19,305	72,591	19,305

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
11. PROPERTY, PLANT AND EQUIPMENT (Cont'd)				
Reconciliations (cont'd)				
Leased vehicle				
Balance at beginning of year	32,314	-	32,314	-
Additions	-	33,507	-	33,507
Amortisation	(6,702)	(1,193)	(6,702)	(1,193)
Balance at end of year	25,612	32,314	25,612	32,314
Leasehold improvements				
Balance at beginning of year	769	5,670	769	5,670
Additions	49,895	-	49,895	-
Amortisation	(9,018)	(4,901)	(9,018)	(4,901)
Balance at end of year	41,646	769	41,646	769

12. OTHER FINANCIAL ASSETS

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Shares in controlled entity - at cost [Note (a)]	-	-	28,511	28,511
Less: provision for diminution in value	-	-	(6,639)	(3,146)
	-	-	21,872	25,365

(a) Shares in controlled entity	Class of Shares	Beneficial Interest	2006 $	2005 $
Neptune Marine Europe ApS (incorporated in Denmark)	Ordinary	100%	21,872	25,365

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
13. INTANGIBLE ASSETS				
Intellectual property, at cost	30,000	30,000	30,000	30,000
Less: Amount written down	(30,000)	(30,000)	(30,000)	(30,000)
	-	-	-	-
Patents, at cost	30,000	30,000	30,000	30,000
Less: Amount written down	(30,000)	(30,000)	(30,000)	(30,000)
	-	-	-	-
14. TRADE AND OTHER PAYABLES				
Current				
Trade creditors	625,788	162,555	619,731	162,555
Other creditors and accruals	69,753	15,577	69,753	15,577
	695,541	178,132	689,484	178,132
Non-current				
Unsecured loan owing to controlled entity	-	-	25,032	-

		Consolidated		Company	
		2006	2005	2006	2005
		$	$	$	$
15.	**INTEREST BEARING LOANS AND BORROWINGS**				
	Current				
	Hire purchase liabilities (refer Note 22)	21,508	7,994	21,508	7,994
	Non-current				
	Hire purchase liabilities (refer Note 22)	50,596	27,328	50,596	27,328
16.	**EMPLOYEE BENEFITS**				
	Employee benefits	50,620	20,785	50,620	20,785
17.	**ISSUED CAPITAL**				
	Share capital				
	34,030,501 (2005: 32,124,501) fully paid ordinary shares	4,558,705	4,082,505	4,558,705	4,082,505
	Ordinary shares				
	Movements during the period				
	Balance at the beginning of year (32,124,501 shares [2005: 29,210,251])	4,082,505	2,496,755	4,082,505	2,496,755
	Shares issued:				
	• Nil (2005: 2,400,000) pursuant to a share placement	-	1,560,000	-	1,560,000
	• 1,900,000 (2005: 300,000) from the exercise of directors options	475,000	75,000	475,000	75,000
	• 6,000 (2005: 214,250) from the exercise of listed options	1,200	42,850	1,200	42,850
	• Capital raising costs	-	(92,100)	-	(92,100)
	Balance at the end of the year (34,030,501 shares [2005: 32,124,501 shares])	4,558,705	4,082,505	4,558,705	4,082,505

Terms and conditions

Holders of ordinary shares are entitled to receive dividends that are declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of a winding up of the Company, ordinary shareholders rank after creditors.

Options

The following options to subscribe for ordinary fully paid shares were exercised during the year:

- 6,000 options exercisable at $0.20 each on or before 31 December 2010; and
- 1,900,000 options exercisable at $0.25 cents each on or before 30 June 2006.

The following options to subscribe for ordinary fully paid shares were granted during the year:

- 200,000 options exercisable at $0.432 cents each on or before 19 December 2010;
- 100,000 options exercisable at $0.59 cents each on or before 7 February 2011;
- 250,000 options exercisable at $0.57 each on or before 28 February 2011;
- 400,000 options exercisable at $0.61 each on or before 1 May 2011; and
- 1,000,000 options exercisable at $0.53 each on or before 28 February 2016.

These options were granted for nil consideration.

Options (cont'd)

The following options lapsed during the year:

- 300,000 options exercisable at $0.25 each on or before 30 June 2006;
- 200,000 options exercisable at $0.72 each on ore before 31 January 2010;
- 200,000 options exercisable at $1.02 each on ore before 11 April 2010; and
- 50,000 options exercisable at $1.17 each on or before 30 May 2010.

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

- 24,009,875 options exercisable at $0.20 each on or before 31 December 2010;
- 200,000 options exercisable at $0.432 each on or before 19 December 2010;
- 200,000 options exercisable at $1.17 each on or before 30 May 2010;
- 100,000 options exercisable at $0.59 each on or before 7 February 2011;
- 250,000 options exercisable at $0.57 each on or before 28 February 2011;
- 400,000 options exercisable at $0.61 each on or before 1 May 2011; and
- 1,000,000 options exercisable at $0.53 each on or before 28 February 2016.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
18. RESERVES				
Reserves at the beginning of the year	554,091	-	554,091	-
Share based payments	630,036	554,091	630,036	554,091
Foreign exchange translation	249	-	-	-
Reserves at the end of the year	**1,184,376**	**554,091**	**1,184,127**	**554,091**
19. ACCCUMULATED LOSSES				
Accumulated losses at the beginning of the year	(2,048,320)	(492,170)	(2,048,320)	(492,170)
Loss for the year	(2,736,090)	(1,556,150)	(2,735,841)	(1,556,150)
Accumulated losses at the end of the year	**(4,784,410)**	**(2,048,320)**	**(4,784,161)**	**(2,048,320)**

20. SEGMENT REPORTING

In 2006, the consolidated entity operated predominantly in the marine industry in Australia.

21. FINANCIAL INSTRUMENTS DISCLOSURE

- **Interest rate risk**

Cash and cash equivalents

The Company held its cash reserves on deposit and in cheque accounts during the year, which earned interest at rates ranging between 0% and 5.75%(2005: 0% and 5.50%), depending on account balances.

Other than cash, all of the Company's financial assets are non-interest bearing.

Interest bearing liabilities

Interest bearing liabilities are comprised of a hire purchase agreement of $72,104 (2005: $35,322) payable as disclosed in Note 15 at an interest rate of 9.01% and 9.19% per annum.

Other than the hire purchase agreement, all of the Company's financial liabilities are non-interest bearing. The Company has no set interest rate management policy.

- **Credit risk exposures**

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties where possible as a means of mitigating the risk of financial loss from defaults. The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

21. FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

- **Foreign currency risk**

The consolidated entity is exposed to foreign currency on sales, purchases and borrowings that are denominated in a currency other than Australian Dollars. The currencies giving rise to this risk are primarily Euro and US Dollars.

At this stage, the Group does not seek to hedge this exposure.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the consolidated entity's maximum exposure to credit risk.

- **Net fair values of financial assets and liabilities**

The financial assets and liabilities included in assets and liabilities in the balance sheet are carried at amounts that approximate net fair values, determined in accordance with generally accepted pricing models based on discounted cash flow theory.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2006		2005	
	Carrying amount $	Net fair value $	Carrying amount $	Net fair value $
Financial assets				
Cash and cash equivalents	1,182,012	1,182,012	2,539,378	2,539,378
Trade and other receivables - current	194,029	194,029	64,408	64,408
Trade and other receivables - non-current	108,570	108,570	108,570	108,570
Total financial assets	1,484,611	1,484,611	2,712,356	2,712,356
Financial liabilities				
Trade and other payables	695,541	695,541	178,132	178,132
Interest-bearing liabilities	72,104	72,104	35,322	35,322
Total financial liabilities	767,645	767,645	213,454	213,454
Net financial assets	716,966	716,966	2,498,902	2,498,902

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
22. COMMITMENTS				
Operating lease commitments				
Future operating lease rentals not provided for in the financial statements and payable:				
Not later than one year	70,615	69,751	70,615	69,751
Later than one year but not later than five years	309,809	305,974	309,809	305,974
Later than five years	-	69,292	-	69,292
	380,424	445,017	380,424	445,017

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
22. COMMITMENTS (cont'd)				
Hire purchase commitments				
Hire purchase commitments are payable as follows:				
Not later than one year	27,202	10,851	27,202	10,851
Later than one year but not later than five years	55,435	30,870	55,435	30,870
	82,637	41,721	82,637	41,721
Less future finance charges	(10,533)	(6,399)	(10,533)	(6,399)
	72,104	35,322	72,104	35,322
Interest-bearing liabilities provided for in the financial statements:				
Current (refer Note 15)	21,508	7,994	21,508	7,994
Non-current (refer Note 15)	50,596	27,328	50,596	27,328
	72,104	35,322	72,104	35,322

Management contracts

The Company has entered into a service agreement with Mr C Lange to act as Managing Director of the Company, under which Mr Lange is paid $300,000 per annum (increasing to $350,000 per annum from August 2006) plus key performance bonus if certain kpi's have been achieved. At 30 June 2006, the unexpired portion of the salary component of the agreement amounts to $925,000.

The Company has entered into an employment agreement with Mr C Langley to act as an Executive Director of the Company, under which Mr Langley is paid $170,000 per annum. At 30 June 2006, the unexpired portion of the term of agreement (to 15 November 2006) amounts to $63,750.

The Company has entered into a consultancy agreement with a third party to provide corporate advisory and other similar services for an annual fee of $75,000. At 30 June 2006, the unexpired portion of the term of the agreement amounts to $59,375.

The Company has entered into a consultancy agreement with a third party to provide company secretarial and accounting services and provision of registered office for an annual fee of $42,000. At 30 June 2006, the unexpired portion of the term of the agreement amounts to $35,000.

Other

The Company has entered into a letter of intent to acquire Allied Diving Services, an offshore Oil & Gas and Civil Marine diving contractor based in Perth, Western Australia. The offer is subject to detailed due diligence, formal contract documentation and the Company raising sufficient finance.

The acquisition will be made by an upfront payment of $2.125 million, consisting of cash and the issue of Neptune shares to Allied's directors, escrowed for 24 months. The final purchase price is to be subject to a 2-year earn-out period based on the business' ongoing performance and an agreed EBIT multiple.

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
23. EMPLOYEE BENEFITS				
The aggregate employee benefit liability recognised and included in the financial statements is as follows:				
Current				
Provision for employee benefits	50,620	20,785	50,620	20,785
Number of employees	**Number**	**Number**	**Number**	**Number**
Number of employees at end of financial year	15	11	15	11

24. DIRECTOR AND EXECUTIVE DISCLOSURES

The key management personnel of the Company during the year were:

Directors

Mr C M Lange
Mr C G Langley
Ms C Curtin
Mr M D Agostini
Mr A Harrison
Ms S Tough

Executives

Mr M McGilvray
Mr R Wolanski

Directors' and Executives' remuneration

Executive directors are remunerated by way of salary, commensurate with the required level of services. Non-executive directors receive a fixed monthly fee for their services. Total remuneration for all non-executive directors, last voted upon by shareholders at a general meeting of shareholders held in September 2003, is not to exceed $100,000 per annum.

The Board has not formally constituted a nomination committee or a remuneration committee. The entire Board conducts the functions of a nomination committee and remuneration committee.

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

Refer to Note 22 for details on the financial impact in future periods resulting from firm commitments arising from non-cancellable contracts for services with directors and key management personnel.

24. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

The following table provides the details of the nature and amount of the elements of key management personal remuneration for the financial period.

2006	SHORT TERM		POST EMPLOYMENT	SHARE BASED PAYMENTS			
	Salary / fees $	Other Benefits $	Superannuation Benefits $	Options (Note A) $	Termination Benefits $	TOTAL $	Value of options as proportion of remuneration %
Directors							
Non-executive							
Mr M D Agostini	11,667	-	263	80,440	-	92,370	87.1%
Ms C Curtin	36,364	-	3,150	-	-	39,514	0.0%
Mr A Harrison	42,684	-	6,937	-	52,725	102,346	0.0%
Ms S Tough	7,863	-	525	-	-	8,388	0.0%
Executive							
Mr C M Lange	121,250	12,500	4,162	462,500	-	600,412	77.0%
Mr C Langley	170,000	-	15,300	-	-	185,300	0.0%
Total compensation	389,828	12,500	30,337	542,940	52,725	1,028,330	
Executives							
Mr R Wolanski	71,065	-	12,085	-	141,563	224,713	0.0%
Mr M McGilvray	54,106	-	2,507	34,470	-	91,083	37.8%
Total compensation	125,171	-	14,592	34,470	141,563	315,796	

Note A: The fair value of the options is calculated at the date of grant using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options, market conditions have been taken into account.

The following factors and assumptions were used in determining the fair value of options on grant date:

Grant date	Expiry Date	Fair value per option	Exercise price	Price of shares on grant date	Estimated volatility	Risk free interest rate	Dividend yield
7 February 2006	7 February 2011	$0.657	$0.59	$0.75	125%	5.255%	0.00%
26 April 2006	28 February 2016	$0.463	$0.53	$0.49	125%	5.255%	0.00%
26 April 2006	26 April 2011	$0.402	$0.57	$0.49	125%	5.255%	0.00%
1 May 2006	1 May 2011	$0.394	$0.61	$0.47	125%	5.255%	0.00%

No options issued to directors and key management personnel are performance-related.

Further details of options granted are set out under "Options" in the Directors' Report.

24. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

2005	SHORT TERM		POST EMPLOYMENT	SHARE BASED PAYMENTS			
	Salary / fees $	Other Benefits $	Superannuation Benefits $	Options (Note A) $	Termination Benefits $	TOTAL $	Value of options as proportion of remuneration %
Directors							
Non-executive							
Ms C Curtin	30,833	-	2,775	63,506	-	97,114	65.4%
Ms S Tough	5,833	-	525	-	-	6,358	0.0%
Executive							
Mr A Harrison	140,833	-	12,675	254,025	-	407,533	62.3%
Mr C Langley	140,833	-	12,675	-	-	153,508	0.0%
Total compensation	318,332	-	28,650	317,531	-	664,513	
Executives							
Mr R Wolanski	28,125	-	2,531	36,035	-	66,961	53.8%
Total compensation	28,125	-	2,531	36,035	-	66,691	

Compensation by category: Key Management Personnel

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Short-term	527,499	346,457	527,499	346,457
Post employment	44,929	31,181	44,929	31,181
Share-based payments	577,410	353,566	577,410	353,566
Termination benefits	194,288	-	194,288	-
	1,344,126	731,204	1,344,126	731,204

Equity instruments

Option holdings

Unlisted Director Options

The movement during the reporting year in the number of options over ordinary shares held, directly, indirectly or beneficially by each director, including their personally-related entities, is as follows:

	Exercise Price $	Expiry Date	Held at 30 June 2005	Granted as remuneration	Exercised	Lapsed	Held at 30 June 2006
Directors							
Mr C M Lange	0.53	28 Feb 2016	-	1,000,000	-	-	1,000,000
Mr M D Agostini	0.57	28 Feb 2011	-	200,000	-	-	200,000
Ms C Curtin	0.25	30 June 2006	300,000	-	-	300,000	-
Mr A Harrison	0.25	30 June 2006	1,900,000	-	1,900,000	-	-

All options vested on the date of issue. No options held by specified directors are vested but not exercisable.

24. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

Unlisted Employee Options

The movement during the reporting year in the number of options over ordinary shares held, directly, indirectly or beneficially by each executive is as follows:

	Exercise Price $	Expiry Date	Held at 30 June 2005	Granted as remuneration	Exercised	Lapsed	Held at 30 June 2006
Executives							
Mr M McGilvray	0.432	19 Dec 2010	-	200,000	-	-	200,000
Mr R Wolanski	1.02	11 April 2010	200,000	-	-	200,000	-

In accordance with the terms of the Neptune Marine Services Limited Incentive Option Scheme ("Scheme"), an option that has not lapsed may be exercised at any time up to the date which is 5 years after the date of the grant of the options, or such other expiry date as the Board determines in its discretion at the time of grant

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares held, directly, indirectly or beneficially by each director and executive, including their personally-related entities, is as follows:

	Held at 30 June 2005	Held at date of appointment	Purchases	Received on exercise of options	Sales	Held at date of resignation	Held at 30 June 2006
Directors							
Mr C M Lange	N/A	4,000	57,376	-	-	N/A	61,376
Mr C Langley	8,400,000	N/A	-	-	-	N/A	8,400,000
Mr M D Agostini	N/A	-	6,000	-	-	N/A	6,000
Ms C Curtin	65,000	N/A	-	-	(10,000)	N/A	55,000
Ms S Tough	-	N/A	-	-	-	-	N/A
Mr A Harrison	-	N/A	-	1,900,000	-	1,900,000	N/A
Executives							
Mr R Wolanski	3,500	N/A	-	-	-	3,500	N/A

Other transactions with the Company

Mr C Langley holds a position in another entity that results in his having control or significant influence over the financial or operating policies of that entity. That entity transacted with the Company in the reporting period. The terms and conditions of those transactions are considered to be no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

Also during the reporting period, Ms S Tough provided specialised consulting services to the Company.

24. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

The aggregate amounts recognised during the year relating to specified directors, specified executives and their personally-related entities, were total expenses of $112,322 (2005: $113,600). Details of the transactions are as follows:

Specified director	Transaction	Note	2006 $	2005 $
Mr C Langley	Provision of marine and welding facilities	(i)	112,322	107,600
	Asset purchase	(ii)	-	6,000
			112,322	113,600

(i) The Company utilised underwater welding facilities provided by XLT Industries ("XLT"), a company of which Mr C Langley is a director and shareholder, during the reporting period. Amounts were billed based on favourable market rates for these types of services and were due and payable under normal payment terms. The Company also utilised personnel empolyed by XLT for the purposes of technology demonstrations and for Company projects. Amounts were billed based on a discount to market rates and were due and payable under normal payment terms.

(ii) The Company acquired a container from XLT on arm's length terms.

Assets and liabilities arising from the above transaction	2006 $	2005 $
Non-current assets		
Plant and equipment, at cost	6,000	6,000

25. EQUITY-BASED PLANS

Incentive Option Scheme

The Company operates an ownership-based incentive scheme known as the Neptune Marine Services Limited Incentive Option Scheme ("Scheme"), which was approved by shareholders at a general meeting held on 25 November 2005.

The Scheme provides for employees, directors and others involved in the management of the Company to be offered options for no consideration. Each option is convertible to one ordinary share. The Board may determine the exercise price of the options in its absolute discretion. Subject to the ASX Listing Rules, the exercise price may be nil but to the extent the Listing Rules specify or require a minimum price, the exercise price in respect of an offer made must not be less than any minimum price specified in the Listing Rules. Options issued under the Scheme that have not lapsed may be exercised at any time up to the date which is 5 years after the date of the grant of the options, or such other expiry date as the Board determines in its discretion at the time of grant. There are no voting or dividend rights attached to the options.

Options may not be offered under the Scheme if the total number of shares which would be issued were each option accepted, together with the number of shares in the same class or options to acquire such shares issued pursuant to all employee or executive share schemes during the previous five years, exceeds 5% of the total number of issued shares in that class as at the date of the offer.

25. EQUITY-BASED PLANS (cont'd)

The number and weighted average exercise price (WAEP) of options is as follows:

	Note	2006 Number	2006 WAEP	2005 Number	2005 WAEP
Balance at beginning of the year		650,000	$0.985	-	-
Granted during the year	(i)	750,000	$0.557	650,000	$0.985
Exercised during the year		-	-	-	-
Lapsed during the year		(450,000)	$0.903	-	-
Balance at end of the year	(ii)	950,000	$0.686	650,000	$0.985
Exercisable at the end of the year		950,000		650,000	

(i) Granted during the year

- 200,000 options exercisable at $0.432 each on or before 19 December 2010;
- 100,000 options exercisable at $0.59 each on or before 7 February 2011;
- 50,000 options exercisable at $0.57 each on or before 28 February 2011; and
- 400,000 options exercisable at $0.61 each on or before 1 May 2011.

(ii) Balance at end of the year

- 200,000 options exercisable at $1.17 each on or before 30 May 2010;
- 200,000 options exercisable at $0.432 each on or before 19 December 2010;
- 100,000 options exercisable at $0.59 each on or before 7 February 2011;
- 50,000 options exercisable at $0.57 each on or before 28 February 2011; and
- 400,000 options exercisable at $0.61 each on or before 1 May 2011.

26. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of cash

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Cash at bank	1,182,012	2,539,378	1,180,326	2,513,152

26. NOTES TO THE STATEMENT OF CASH FLOWS

(b) Reconciliation of net cash flows from operating activities to loss after income tax

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Loss after income tax	(2,736,090)	(1,556,150)	(2,735,841)	(1,556,150)
Add items classified as investing activities:				
Loss on sale of non-current assets	-	2,376	-	2,376
Other non-cash expenses	-	-	1,888	-
Add non-cash items:				
Depreciation	38,522	12,500	38,522	12,500
Amortisation	15,720	6,094	15,720	6,094
Amounts set aside to provisions	29,835	45,672	29,835	45,672
Provision for diminution in value of investment	-	-	3,493	3,146
Foreign exchange losses	249	-	-	-
Share based payment expenses	630,036	554,091	630,036	554,091
	(2,021,728)	(935,417)	(2,016,347)	(932,271)
Changes in assets and liabilities during the financial year:				
(Increase) in receivables	(111,328)	(78,394)	(110,117)	(78,394)
(Increase)/decrease in inventories	(10,466)	-	(10,466)	-
(Increase)/decrease in prepayments	(74,326)	5,523	(74,326)	5,523
Increase in accounts payable	486,190	133,141	476,640	133,141
	(1,735,151)	(875,147)	(1,734,616)	(872,001)

27. NON-DIRECTOR RELATED PARTIES

Non-director related parties are the Company's controlled entities. Details of dealings with these entities are set out below.

Transactions

The loans to controlled entities are unsecured, interest-free and of no fixed term.

Receivables

Aggregate amounts receivable from non-director related parties (Note 8):

	Company 2006 $	Company 2005 $
Non-current		
Unsecured loan to controlled entities	-	861

27. NON-DIRECTOR RELATED PARTIES (cont'd)

Payables

Aggregate amounts receivable from non-director related parties (Note 14):

	Company	
	2006	**2005**
	$	**$**
Non-current		
Unsecured loan owing to controlled entities	25,032	-

28. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to reporting date, pursuant to a Share Purchase Plan, the Company raised $571,000 by the issue of 1,784,397 shares at $0.32 each.

The financial effect of the above transaction has not been brought to account in the financial statements for the year ended 30 June 2006.

DIRECTORS' DECLARATION

The directors of Neptune Marine Services Limited declare that:

(a) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity;

(b) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001.

Dated at Perth, Western Australia this 26th day of September 2006.

Signed in accordance with a resolution of the directors:



Christian Lange
Managing Director

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF
NEPTUNE MARINE SERVICES LIMITED

SCOPE

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, statement of changes in equity and statement of cash-flows, accompanying notes to the financial statements, and the directors' declaration for Neptune Marine Services Limited (the Company) and the consolidated entity for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

AUDIT OPINION

In our opinion, the financial report of Neptune Marine Services Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

STANTONS INTERNATIONAL
(Authorised Audit Company)



J P Van Dieren
Director

Perth, Western Australia
26 September 2006

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

26 September 2006

Board of Directors
Neptune Marine Services Limited
Level 16,
140 St Georges Terrace
PERTH WA 6000

Dear Directors

RE: NEPTUNE MARINE SERVICES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Neptune Marine Services Limited

As Audit Director for the audit of the financial statements of Neptune Marine Services Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely
STANTONS INTERNATIONAL
(Authorised Audit Company)



John Van Dieren
Director


NEPTUNE
MARINE


RECEIVED
OCT 2 5 2006
WASH, D.C.
160
SECTION

Media Release **05 September 2006**

Neptune Marine Services secures US Patent for NEPSYS technology

Marine Services company, Neptune Marine Services Limited (ASX:NMS) today announced that the United States Patent and Trademark Office (USPTO) has granted a patent for the company's NEPSYS dry underwater welding technology, giving Neptune the opportunity to more actively market NEPSYS to customers in the US shipping, defense and oil and gas sectors.

The patent protects Neptune in the United States against infringements to the NEPSYS technology.

Neptune's Managing Director Mr Christian Lange said: "this is an important development for the company and gives us greater scope and flexibility to promote NEPSYS to potential customers in the sizable US markets.

"Oil and gas infrastructure and other marine infrastructure that supports the US gulf coast oil and gas industry provides significant opportunity for Neptune, and the NEPSYS technology has many applications in this market.

"Already we are actively pursuing repair and maintenance projects where NEPSYS is applicable.

"The patent is a further endorsement of the unique nature of the NEPSYS technology, and further reinforces its significant value in Neptune's planned end-to-end sub-sea inspection, repair and maintenance (IRM) service model that the company is rapidly developing," Mr Lange said.

Neptune Marine Services project manages and delivers quality sub sea maintenance services to the Oil and Gas and Maritime industries.

Our flagship technology delivers long lasting, high quality in situ repairs to platforms, pipelines, vessels and marine infrastructure while minimising operational downtime through the only permanent, dry quality welding solution in a non-hyperbaric underwater environment.

Further Information

Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722


SEC MAIL
RECEIVED
PROCESSING
OCT 2 5 2006
WASH, DC
160
SECTION

Media/ ASX Release **11 September 2006**

Neptune more than doubles revenue for 2006 and sets foundation for growth

Marine Services company, Neptune Marine Services Limited (ASX: NMS) today announced that it has more than doubled revenue for the year ended 30 June 2006 to $2.14 million (2005: $950,000), and has established a solid foundation for growth in 2007 as it pursues its Strategy for Growth expansion program.

Neptune recorded a net loss of $2.7 million for the year (2005: $1.5 million), which reflects the Company's increased investment in R&D, people and business development.

Executive Director Mr Clive Langley said: "During the year, we have been fortunate to secure the services of Managing Director Christian Lange who joined the Company in February. It is only six months since Christian's appointment, and already we are witnessing the evolution of the business. The Board firmly believes that Neptune is in the best position in its short history to emerge as a leading marine services group, backed by strong management and a well-defined strategy.

Managing Director, Mr Christian Lange, said the Company is now well placed to pursue its Strategy for Growth which will position Neptune as a broad-based sub-sea inspection, repair and maintenance (IRM) service provider in the oil and gas, defence and civil marine, and marine infrastructure sectors.

"2006 has been a year of significant progress for Neptune. We have increased revenue, defined our future growth strategy, commenced building the management team, broadened our service offering, and identified acquisitions and organic growth opportunities that will give us greater critical mass and improve revenue and profit performance.

"The NEPSYS technology has gained further recognition during the year in shipping, defence and on-shore infrastructure markets. Already we are witnessing greater interest in the technology in these markets, as well as in the more lucrative oil and gas sector. Since January we have completed five major projects using the NEPSYS technology.

"In an environment of global skills shortages, a significant achievement during the year has been to strengthen the management team. In the last quarter, we have appointed two senior business development people - one in Australia, and the other in Scotland to establish Neptune's presence in the North Sea oil and gas market.

"We also announced the proposed acquisition of Allied Diving Services which when complete, will be the first step in establishing Neptune's end-to-end service model. Allied currently has annualised revenue of $3 million, and will make an immediate contribution to earnings. Revenue and earnings in the Allied business are expected to grow in the coming year.

"Already, the benefits from the proposed acquisition of Allied are generating results. In a joint marketing effort with Neptune, Allied has secured several repair and maintenance projects with Houston based oil and gas producer, Apache Energy. These achievements highlight that our business development efforts are already yielding results, and there is immediate customer demand for an end-to-end IRM services company in the oil and gas sector."

Outlook

Neptune is well placed for significant growth in 2007, underpinned by strong market conditions in the oil and gas , a well-defined strategy, a strong and committed management team and a broader range of services.

Level 16 140 St Georges Terrace, Perth, WA 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au


NEPTUNE
MARINE

ACN 105 665 843

"Neptune's Strategy for Growth is well underway. Our focus in the immediate future is to ensure Neptune has the right capital structure to facilitate its growth, and investor interest thus far has been encouraging. We expect to make an announcement on the capital structure in the near future," Mr Lange said.

"We now have the foundation to establish Neptune as a leading player in sub-sea inspection, repair and maintenance (IRM) services . There is significant scope for growth, based on the level of anticipated project investment currently earmarked for the domestic energy markets.

"The oil and gas sector is expected to remain strong for a number of years. Regardless of cyclicality, the oil and gas infrastructure market presents us with an opportunity to establish long-term, recurring revenue streams for the Group as repair and maintenance of existing [upstream] infrastructure become a priority for producers.

"Revenue and earnings in the coming year are likely to reflect the increased range of services we will offer and contributions from acquisitions," Mr Lange said.

AUDIO BROADCAST - FY 2006 Full Year Results

Neptune Marine will also be holding an audio broadcast with Christian Lange, Managing Director, who will be discussing the results and giving an update on the Company.

The presentation is available at www.boardroomradio.com on 11th September at 10:30am EST.

FURTHER INFORMATION:

Christian Lange
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Appendix 4E

Preliminary Final Report
to the Australian Stock Exchange

Part 1

Name of Entity	Neptune Marine Services Limited
ABN	76 105 665 843
Financial Period	Year ending 30 June 2006
Previous Corresponding Reporting Period	Year ended 30 June 2005

Part 2 – Results for Announcement to the Market

	$'000	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	2,114	223%
Loss from ordinary activities after tax attributable to members	(2,736)	176%
Net loss attributable to members	(2,736)	176%

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 10 for commentary on the results for the financial period.

Part 3 – Contents of ASX Appendix 4E

Part 4 –Consolidated Income Statement

	2006 ($)	2005 ($)
Revenue	1,766,922	924,557
Cost of sales	(1,061,836)	(419,795)
Gross Profit	705,086	504,762
Other revenue	347,351	25,000
Corporate and administration expenses (a)	(2,869,819)	(1,705,609)
Marketing expenses	(309,080)	(171,602)
Technical expenses	(697,965)	(236,418)
Borrowing costs	(12,680)	(545)
Loss before related income tax	(2,837,107)	(1,584,412)
Income tax credit	101,017	28,262
Net loss attributable to members of the parent entity	(2,736,090)	(1,556,150)
(a) Included in these expenses are share-based payment expenses of:	(630,036)	(554,091)

Part 5 – Accumulated losses

	2006 ($)	2005 ($)
Accumulated losses at the beginning of the year	(2,048,320)	(492,170)
Loss for the year	(2,736,090)	(1,556,150)
Accumulated losses at the end of the year	(4,784,410)	(2,048,320)

Part 6 – Consolidated Balance Sheet

	2006 ($)	2005 ($)
CURRENT ASSETS		
Cash and cash equivalents	1,182,012	2,539,378
Trade and other receivables	194,029	64,408
Inventories	10,466	-
Other	83,045	8,719
Total Current Assets	1,469,552	2,612,505
NON CURRENT ASSETS		
Receivables	108,570	108,570
Property, plant and equipment	198,814	101,440
Total Non Current Assets	307,384	210,010
TOTAL ASSETS	1,776,936	2,822,515
CURRENT LIABILITIES		
Trade and other payables	695,541	178,132
Interest-bearing loans and borrowings	21,508	7,994
Employee benefits	50,620	20,785
Total Current Liabilities	767,669	206,911
NON CURRENT LIABILITIES		
Interest-bearing loans and borrowings	50,596	27,328
Total Non Current Liabilities	50,596	27,328
TOTAL LIABILITIES	818,265	234,239
NET ASSETS	**958,671**	**2,588,276**
EQUITY		
Issued capital	4,558,705	4,082,505
Reserves	1,184,376	554,091
Accumulated losses	(4,784,410)	(2,048,320)
TOTAL EQUITY	**958,671**	**2,588,276**

Part 7 – Consolidated Statement of Cash Flows

	2006 ($)	2005 ($)
Cash flows from operating activities		
Cash receipts in the course of operations	2,058,284	802,423
Cash payments in the course of operations	(3,886,634)	(1,778,543)
Interest received	105,879	101,518
Borrowing costs paid	(12,680)	(545)
Net cash used in operating activities	(1,735,151)	(875,147)
Cash flows from investing activities		
Payments for property, plant and equipment	(138,383)	(81,265)
Proceeds on disposal of plant and equipment	3,286	100
Payment for security deposit	-	(108,570)
Net cash used in investing activities	(135,097)	(189,735)
Cash flows from financing activities		
Proceeds from issue of shares and options	476,200	1,677,850
Share issue costs	-	(92,100)
Proceeds from borrowings	188,156	36,586
Repayment of borrowings	(151,474)	(1,264)
Net cash provided by financing activities	512,882	1,621,072
Net increase/(decrease) in cash held	(1,357,366)	556,190
Cash at the beginning of the year	2,539,378	1,983,188
CASH AT THE END OF THE YEAR	**1,182,012**	**2,539,378**

Part 8 – Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

Part 9 – Loss before Income Tax

	2006 ($)	2005 ($)
The loss before income tax credit has been arrived at after crediting/charging the following items:		
Revenue		
Rendering of services revenue from operating activities	1,671,282	812,376
Interest revenue	95,640	112,181
Proceeds from government grant	347,351	25,000
Expenses		
Amortisation of leasehold improvements	(9,018)	(4,901)
Amortisation of leased vehicle	(6,702)	(1,193)
Depreciation of plant and equipment	(18,614)	(3,775)
Depreciation of office furniture and equipment	(19,908)	(8,725)
Total depreciation and amortisation	(54,242)	(18,594)
Operating lease expense	(122,349)	(38,108)
Borrowing costs (interest on vehicle lease)	(12,680)	(545)
Net bad and doubtful debts	192	(28,694)
Net foreign exchange loss	249	(2,035)
Net gain/(loss) on disposal of plant and equipment	3,286	(2,376)
Share based payment expense	(630,036)	(554,091)

Part 10 – Commentary on Results

For the year ended 30 June 2006, Neptune more than doubled revenue to $2.14 million, up from $950,000 in 2005, and while net loss increased to $2.7 million (2005: $1.5 million), this reflects the Company's increased investment in people, business development, research and development, as well as $630,000 for options expenses. Spending on research and development in the current year has been significant, as the Company seeks to patent its technology in new international markets.

While the revenue growth is encouraging, the Company's current financial performance does not adequately reflect the progress Neptune has made this year. 2006 is best defined as the year that Neptune Marine Services established the foundation to significantly expand its operations into new sectors and geographical regions. The Company increased revenue, defined its future growth strategy, commenced building a new management team, broadened its service offering, and identified acquisitions and organic growth opportunities that will give the Company greater critical mass and improve revenue and profit performance.

Part 11 – Notes to the Consolidated Statement of Cash Flows

		2006 ($)	2005 ($)
(a)	**Reconciliation of cash**		
	Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:		
	Cash at bank	1,182,012	2,539,378
(b)	**Reconciliation of net cash flows from operating activities to loss after income tax**		
	Loss after income tax	(2,736,090)	(1,556,150)
	Add items classified as investing activities:		
	Loss on sale of non-current assets	-	2,376
	Add non-cash items:		
	Depreciation	38,522	12,500
	Amortisation	15,720	6,094
	Amounts set aside to provisions	29,835	45,672
	Share based payment expenses	630,285	554,091
		(2,021,728)	(935,417)
	Changes in assets and liabilities during the year:		
	(Increase) in receivables	(111,328)	(78,394)
	(Increase)/decrease in inventories	(10,466)	-
	(Increase)/decrease in prepayments	(74,326)	5,523
	Increase in accounts payable	486,190	133,141
	Net cash used in operating activities	(1,735,151)	(875,147)

Part 12 – Details Relating to Dividends

Date the dividend is payable	N/A
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 13 – Earnings per Share

	2006	2005
Basic loss per share		
Ordinary shares	(8.34 cents)	(5.15 cents)

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

	No.	No.
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	32,799,394	30,210,920

Part 14 – Net Tangible Assets per Security

	2006	2005
Net tangible asset backing per ordinary security	2.82 cents	8.06 cents

Part 15 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	N/A
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 16 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2006 %	2005 %	2006 $A'000	2005 $A'000
Name of entity	N/A	N/A	N/A	N/A
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 17 – Issued Securities

	2006 ($)	2005 ($)
Share capital		
34,030,501 (2005: 32,124,501) fully paid ordinary shares	4,558,705	4,082,505
The following movements in issued capital occurred during the year:		
Balance at the beginning of the year	4,082,505	2,496,755
Shares issued:		
Nil (2005: 2,400,000) for cash pursuant to a share placement	-	1,560,000
1,900,000 (2005: 300,000) from the exercise of director options	475,000	75,000
6,000 (2005: 214,250) from the exercise of listed options	1,200	42,850
Capital raising costs	-	(92,100)
Balance at the end of the year	4,558,705	4,082,505

Options

The following options to subscribe for ordinary fully paid shares were exercised during the year:

- 6,000 options exercisable at $0.20 each on or before 31 December 2010; and
- 1,900,000 options exercisable at $0.25 cents each on or before 30 June 2006.

The following options to subscribe for ordinary fully paid shares were granted during the year:

- 200,000 options exercisable at $0.432 cents each on or before 19 December 2010;
- 100,000 options exercisable at $0.59 cents each on or before 7 February 2011;
- 250,000 options exercisable at $0.57 each on or before 28 February 2011;
- 400,000 options exercisable at $0.61 each on or before 1 May 2011; and
- 1,000,000 options exercisable at $0.53 each on or before 28 February 2016.

These options were granted for nil consideration.

The following options lapsed during the year:

- 300,000 options exercisable at $0.25 each on or before 30 June 2006;
- 200,000 options exercisable at $0.72 each on or before 31 January 2010;
- 200,000 options exercisable at $1.02 each on or before 11 April 2010; and
- 50,000 options exercisable at $1.17 each on or before 30 May 2010.

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

- 24,009,875 options exercisable at $0.20 each on or before 31 December 2010;
- 200,000 options exercisable at $0.432 each on or before 19 December 2010;
- 200,000 options exercisable at $1.17 each on or before 30 May 2010;
- 100,000 options exercisable at $0.59 each on or before 7 February 2011;
- 250,000 options exercisable at $0.57 each on or before 28 February 2011;
- 400,000 options exercisable at $0.61 each on or before 1 May 2011; and
- 1,000,000 options exercisable at $0.53 each on or before 28 February 2016.

These options do not entitle the holder to participate in any share issue of the Company or any body corporate.

Part 18 – Segment Information

In 2006, the consolidated entity operated predominantly in the marine industry in Australia.

Part 19 – Subsequent Events

Subsequent to reporting date, and pursuant to a Share Purchase Plan, the Company raised $571,000 by the issue of 1,784,397 shares at $0.32 each.

The financial effect of the above transaction has not been brought to account in the financial statements for the year ended 30 June 2006.

Part 20 – Impact of adopting Australian equivalents to International Financial Reporting Standards

The impacts of adopting AIFRS on the total equity and loss after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below:

(i) Reconciliation of equity as presented under AIFRS to that under AGAAP

		Consolidated	
		30 Jun 2005	1 Jul 2004
	Note	$	$
Total equity under AGAAP		2,588,276	2,004,585
Adjustments to accumulated losses			
Recognition of share-based payment expense	(1)	(554,091)	-
Adjustments to reserves			
Recognition of share-based payment expense	(1)	554,091	-
Total equity under IFRS		2,588,276	2,004,585

(1) Share-based payment costs are charged to the income statement under AASB 2 *Share-based Payments*, but not under AGAAP. During the year ended 30 June 2005, employees were granted options for which an expense has been recognised.

(ii) Reconciliation of losses as presented under AIFRS to that under AGAAP

	Consolidated	Parent
	30 Jun 2005	30 Jun 2005
	$	$
Net loss for the year under AGAAP	(1,002,059)	(1,002,059)
Recognition of share-based payment expense [see (1) above]	(554,091)	(554,091)
Net loss for the year under AIFRS	(1,556,150)	(1,556,150)

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

Part 21 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:
Not applicable

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:
Not applicable